This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

JPMorgan Quarterly Review Notes Linked to WTI Crude Oil Futures due August 20, 2014

The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the Contract Price of WTI Crude Oil is at or above the Initial Contract Price. If the notes are not automatically called, at maturity investors will lose at least 20% of their principal if the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20%. Investors should be willing to accept this risk of loss and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Contract Price	On any relevant day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by NYMEX (Bloomberg ticker "CL1" <Comdty>), provided that if such date falls on the last trading day of such futures contract, then the second nearby month futures contract (Bloomberg ticker "CL2" <Comdty>) on that day
Currency	USD
Automatic Call	If the Contract Price is greater than or equal to the Call Level on any Review Date
Call Level	An amount that represents 100% of the Initial Contract Price for the first Review Date, 95% of the Initial Contract Price for the second review date, 90% of the initial Contract Price for the third Review Date, and 85% of the Initial Contract Price for the final Review Date
Payment if Called	$1,000 plus the call premium amount calculated as follows: At least 3.6875% x $1,000 if called on the first Review Date At least 7.375% x $1,000 if called on the second Review Date At least 11.0625% x $1,000 if called on the third Review Date At least 14.75% x $1,000 if called on the final Review Date (to be determined on the pricing date)
Contingent Buffer Percentage	20%
Review Dates	November 11, 2013; February 10, 2014; May 9, 2014; and August 15, 2014
Maturity Date	August 20, 2014
Contract Return	(Ending Contract Price - Initial Contract Price) / Initial Contract Price
Initial Contract Price	The Contract Price on the pricing date
Ending Contract Price	The Contract Price on the final Review Date
Settlement	Cash
Payment At Maturity	*If the notes are not automatically called and the Ending Contract Price is equal to or less than the Initial Contract Price by up to the Contingent Buffer Amount:* $1,000 *If the notes are not automatically called and the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Amount:* $1,000 + ($1,000 x Contract Return) *Your investment may result in a loss of all of your principal at maturity.*
Preliminary Term Sheet	http://www.sec.gov/Archives/edgar/data/19617/000089109213006838/e54929fwp.htm

Hypothetical Return for Quarterly Review Notes (assuming $1,000 Initial Investment)

First Review Date
If the Contract Price is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium
Second Review Date
If the Contract Price is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium
Third Review Date
If the Contract Price is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium
Final Review Date
If the Contract Price is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium
Call Premium
3.6875%
7.375%
11.0625%
14.75%
Call Level
If the Contract Price is less than the Call Level, go to next Review Date
If the Contract Price is less than the Call Level, go to next Review Date
If the Contract Price is less than the Call Level, go to next Review Date
If the notes are not automatically called and the Ending Contract Price is less than the Initial Contract Price by up to the Contingent Buffer Percentage, the investor receives full repayment of principal
-20%
If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Amount, the investor will lose 1% principal amount for every 1% that the Ending Contract Price is less than the Initial Contract Price
Contract Return

Selected Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for further information.

- Your investment in the notes may result in a loss of some or all of your initial investment.
- Your potential gain on the notes will be limited to the call premium applicable for a Review Date.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co., which we refer to as JPMC. Therefore, the value of the notes prior to maturity are subject to changes in the market's view of JPMC's creditworthiness.
- The benefit provided by the Contingent Buffer Amount may terminate on the final Review Date.
- Investments related to the price of WTI Crude Oil Futures may be more volatile than traditional securities investments.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally and commodities futures contracts are subject to uncertain legal and regulatory regimes.
- The Contract Price is determined by reference to the official settlement price of WTI Crude Oil Futures contracts as determined by NYMEX, and there are certain risks associated with such determinations being made by NYMEX.
- JPMS' estimated value does not represent future values and may differ from others' estimates.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- Lack of liquidity: JPMorgan Securities, LLC ("JPMS"), acting as agent for JPMC, intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential Conflicts: JPMC and its affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making assumptoins to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging and other trading activities of JPMC could result in substantial returns for J.P. Morgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes. We may accelerate your notes in the event of a commodity hedging disruption.

Contract Price at Review Date	Contract Return at Review Date	Total Return at First Call Settlement	Total Return at Second Call Settlement	Total Return at Third Call Settlement	Total Return at Maturity
$178.50	70.00%	3.6875%	7.375%	11.0625%	14.75%
$168.00	60.00%	3.6875%	7.375%	11.0625%	14.75%
$157.50	50.00%	3.6875%	7.375%	11.0625%	14.75%
$147.00	40.00%	3.6875%	7.375%	11.0625%	14.75%
$136.50	30.00%	3.6875%	7.375%	11.0625%	14.75%
$126.00	20.00%	3.6875%	7.375%	11.0625%	14.75%
$115.50	10.00%	3.6875%	7.375%	11.0625%	14.75%
$105.00	0.00%	3.6875%	7.375%	11.0625%	14.75%
$99.75	-5.00%	N/A	7.375%	11.0625%	14.75%
$94.50	-10.00%	N/A	N/A	11.0625%	14.75%
$89.25	-15.00%	N/A	N/A	N/A	14.75%
$84.00	-20.00%	N/A	N/A	N/A	0.00%
$83.99	-20.01%	N/A	N/A	N/A	-20.01%
$73.50	-30.00%	N/A	N/A	N/A	-30.00%
$52.50	-50.00%	N/A	N/A	N/A	-50.00%
$0.00	-100.00%	N/A	N/A	N/A	-100.00%

Each hypothetical return set forth above assumes an Initial Contract Price of $105, a call premium for the final Review Date of 14.75% per annum, and the Contingent Buffer Amount of 20.00%. The actual call premiums will be determined on the pricing date and will not be less than 14.75% per annum. Each hypothetical total return set forth above is for illustrative purposes only and may not be the actual return applicable to a purchaser of the notes.

Filed pursuant to Rule 433 Registration Statement No: 333-1779 Dated: August 6, 2013

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433 Registration Statement No: 333-1779 Dated: August 6, 2013